Exhibit 99.2

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS RECORD NET INCOME
AND FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2022

ATHENS, GREECE, November 14, 2022 – Performance Shipping Inc. (NASDAQ: PSHG) (the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported a record net income from continuing and discontinued operations of $10.7 million and net income from continuing and discontinued operations attributable to common stockholders of $10.4 million for the third quarter of 2022, compared to a net loss from continuing and discontinued operations and net loss from continuing and discontinued operations attributable to common stockholders of $2.2 million for the same period in 2021. Earnings per share, basic and diluted, for the third quarter of 2022 was $0.26 and $0.10, respectively, while loss per share for the third quarter of 2021 was $0.43.

Revenue from continuing and discontinued operations was $22.1 million ($18.8 million net of voyage expenses) for the third quarter of 2022, compared to $9.3 million ($4.3 million net of voyage expenses) for the same period in 2021. This increase was attributable to the increased time-charter equivalent rates (TCE rates) achieved during the quarter. Fleetwide, the average time charter equivalent rate for the third quarter of 2022 was $34,411, compared with an average rate of $9,335 for the same period in 2021. During the third quarter of 2022, net cash provided by operating activities of continuing and discontinued operations was $11.8 million, compared with $0.2 million for the third quarter of 2021.

Net income from continuing and discontinued operations for the nine months ended September 30, 2022 amounted to $12.5 million, compared to a net loss from continuing and discontinued operations of $7.7 million for the nine months ended September 30, 2021. Net income from continuing and discontinued operations attributable to common stockholders for the nine months ended September 30, 2022 amounted to $2.6 million, and resulted in earnings per share, basic and diluted, of $0.16 and $0.04, respectively. Net loss from continuing and discontinued operations attributable to common stockholders for the nine months ended September 30, 2021 amounted to $7.7 million, and resulted in a loss per common share of $1.52.

Separately, the Company today announced that its Board of Directors has determined to effect a reverse stock split of the Company’s common shares, par value $0.01 per share, at a ratio of one-for-fifteen. The Company’s shareholders authorized the Company’s Board of Directors to implement the reverse stock split at the Company’s Special Meeting of Shareholders held on November 7, 2022. The reverse stock split is intended to bring the Company into compliance with the minimum $1.00 per share bid price requirement for maintaining its listing on the Nasdaq Capital Market.

The reverse stock split is expected to take effect, and the Company’s common shares to begin trading on a split-adjusted basis on the Nasdaq Capital Market under the existing trading symbol “PSHG,” as of the opening of trading on November 15, 2022.   For additional information, please see “Results of Special Meeting of Shareholders and Reverse Stock Split” below.

Commenting on the results of the third quarter of 2022, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the third quarter of 2022, tanker market fundamentals improved, supported by changes in trading patterns as a result of sanctions on Russian crude oil exports and shifts in refinery locations leading to long haul tanker voyages. We took advantage of the improved tanker charter rate environment, resulting in fleetwide average time charter equivalent rates of $34,411 per day during the third quarter of 2022. As a result, we generated revenues of $22.1 million and our highest-ever quarterly net income of $10.4 million, a 32% and a 184% increase from the previous quarter respectively. Our free cash balance at the end of the quarter was approximately $26 million representing 1.4x our current market capitalization. Our basic earnings per share for the quarter annualized and compared to our current share price represent a price to earnings ratio of approximately 0.3.

“We believe that the encouraging tanker market developments experienced during the last few months and continuing into the current quarter, indicate a promising trend towards a sustainably high charter rate environment. The three recent acquisitions of younger tankers with higher specifications, two of which have already been delivered to the Company and the third expected to be delivered by early December, and the concurrent sale of the oldest vessel in our fleet, positions us to capture the strong prevailing market conditions and generate significant cash flow with the efficient operations of our expanding and renewed fleet. Within December, four of our tankers will be operating under time charter contracts with first-class charterers and earning lucrative gross charter rates ranging from $23,000 to $45,000 per day, showcasing our ability to secure fixed revenue at high charter rates, while establishing solid partnerships with reputable counterparties. Our current intention is that our remaining vessels will continue to operate in the spot market, where voyage charter rates for Aframax tankers are at historically high levels, currently in excess of $40,000 per day.

 “Despite what we see as sustainably strong fundamental conditions in the charter market that should continue, we perceive the market valuation of our common shares to be extremely low, not just in relation to our outsized earnings this quarter, but also in relation to the value of our assets, as our current market capitalization represents only 12% of our current estimated net asset value.”

Tanker Market Update for the third quarter of 2022:

•	Tanker fleet supply was 669.8 million dwt, up 0.8% from 664.3 million dwt from the previous quarter and up 2.7% from Q3 2021 levels of 652.3 million dwt.
•
Tanker demand in billion tonne-miles is projected to increase by a firm 4.5% in 2022, supported by new trading developments benefiting longer-haul routes and resulting from, among other things, the ongoing Russia-Ukraine war and from European sanctions on Russian exports expected to come into force in December.

•	Tanker fleet supply in deadweight terms is estimated to grow by a moderate 3.2% in 2022.
•	Crude oil tanker fleet utilization was estimated at 79.5%, up from 79.0% in the previous quarter and up from 76.9% in Q3 2021.
•	Newbuilding tanker contracting was just 2.0 million dwt in the third quarter, resulting in a tanker orderbook to fleet ratio of 4.5%, the lowest level seen in the past 27 years.
•	Daily spot charter rates for Aframax tankers averaged $52,610, up 13.3% from the previous quarter average of $46,438 and up 1,412.3% from the Q3 2021 average of $3,479.
•	The value of a 10-year-old Aframax tanker at the end of the third quarter was $42.0 million, up 20.0% from $35.0 million in the previous quarter, and up 61.5% from $26.0 million in Q3 2021.
•
The number of tankers used for floating storage (excluding dedicated storage) was 174 (25.5 million dwt), down 0.6% from 175 (26.0 million dwt) in the previous quarter and up 3.0% from Q3 2021 levels of 169 (25.9 million dwt).

•	Global oil consumption was 99.5 million bpd, up 0.8% from the previous quarter level of 98.8 million bpd, and up 1.2% from Q3 2021 levels of 98.4 million bpd.
•	Global oil production was 101.2 million bpd, up 2.6% from the previous quarter level of 98.6 million bpd and up 4.6% from Q3 2021 levels of 96.8 million bpd.
•	OECD commercial inventories were 2,750.7 million barrels, up 3.8% from the previous quarter level of 2,650.8 million barrels, and down 0.2% from Q3 2021 levels of 2,755 million barrels.
•
During the global gradual recovery from COVID-19, we continue to take proactive measures to ensure the health and wellness of our crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to our customers. While the situation is improving, we continue to incur increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data (Continuing and Discontinued Operations1 )

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Revenue	$22,131	$9,331	$47,406	$26,844
Voyage expenses	3,274	5,037	12,022	15,053
Vessel operating expenses	3,309	2,784	9,586	8,563
Net income / (loss)	10,676	(2,156)	12,465	(7,656)
Net income / (loss) attributable to common stockholders	10,404	(2,156)	2,595	(7,656)
Earnings / (Loss) per common share, basic	0.26	(0.43)	0.16	(1.52)
Earnings / (Loss) per common share, diluted	0.10	(0.43)	0.04	(1.52)
FLEET DATA
Average number of vessels	6.0	5.0	5.3	5.0
Number of vessels	6.0	5.0	6.0	5.0
Ownership days	548	460	1,453	1,365
Available days	548	460	1,423	1,324
Operating days (2)	529	416	1,384	1,121
Fleet utilization	96.5%	90.4%	97.3%	84.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$34,411	$9,335	$24,866	$8,906
Daily vessel operating expenses (4)	$6,038	$6,052	$6,597	$6,273

(1)	Discontinued Operations refer to our container vessels segment that we disposed of in 2020.

(2)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of November 14, 2022)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes
	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Spot
3	P. FOS	2007	115,577 DWT	Sasebo Heavy Industries Co. Ltd	Crude	Spot	1
4	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Crude	Pool
5	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Pool	2
6	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
7	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., Ltd. - Ulsan, South Korea	Product	Time-Charter
8	PHOENIX BEACON	2011	105,525 DWT	Hyundai Heavy Industries Co., Ltd. - Ulsan, South Korea	Crude	-	3

1	Vessel P. Fos is sold and expected to be delivered to the new buyers during November 2022.
2	The previously announced time-charter of the vessel P. Yanbu is expected to commence in late November 2022.
3
Vessel Phoenix Beacon (tbr P. Monterey) is expected to be delivered to the Company in late November -early December 2022 and its previously announced time-charter is expected to commence following delivery.

Results of Special Meeting of Shareholders and Reverse Stock Split

At the Special Meeting of Shareholders of the Company held on November 7, 2022, the Company’s shareholders approved a proposal granting the Company’s Board of Directors (the “Board”) the authority to effect one or more reverse stock splits of the Company’s common stock at a ratio of not less than one-for-two and in the aggregate at a ratio of not more than one-for-250, with the exact ratio for any reverse stock split to be set at a whole number within this range to be determined by the Board of Directors. The Board subsequently has determined to effect a 1-for-15 reverse split of the Company’s common stock.

The reverse stock split is expected to be effective, and the common stock to begin trading on a split-adjusted basis on the Nasdaq Capital Market under the existing trading symbol “PSHG,” at the opening of trading on November 15, 2022. A new CUSIP number of Y67305 154 will be assigned to the Company’s common shares when the reverse stock split becomes effective. When the reverse stock split becomes effective, every fifteen shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company’s common stock from approximately 60,728,363 shares to approximately 4,048,557 shares, to be adjusted for the cancellation of fractional shares. The exercise price, and the number of shares issuable on exercise, of the Company’s outstanding Class A warrants and the warrants issued pursuant to registered direct offerings on July 19, 2022 and August 12, 2022 will adjust proportionately.

No fractional shares will be issued in connection with the reverse stock split. Registered shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu of such fractional share at a price equal to the fraction to which such shareholder would otherwise be entitled multiplied by the closing price of the common stock on the Nasdaq on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate.

The reverse stock split will not affect any stockholder’s ownership percentage of the Company’s common stock (except as a result of the cancellation of fractional shares), alter the par value of the Company’s common stock, have any direct impact on the market capitalization of the Company, or modify any voting rights or other terms of the common stock.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after the effective date of the reverse stock split. Such beneficial holders may contact their bank, broker, or nominee for more information. Shareholders with shares held in certificated form will receive instructions from the exchange agent, Computershare Trust Company, N.A., as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on October 21, 2022, a copy of which is available at www.sec.gov.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including the impact of conflict in Ukraine, the imposition of new international sanctions,  “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
REVENUE:
Revenue	$22,131	$9,331	$47,406	$26,844

EXPENSES:
Voyage expenses	3,274	5,037	12,022	15,053
Vessel operating expenses	3,309	2,784	9,586	8,563
Depreciation and amortization of deferred charges	2,496	1,908	6,566	5,561
General and administrative expenses	1,416	1,304	4,705	4,313
Provision / (Reversal) for credit losses and write offs	(59)	5	18	(15)
Foreign currency losses / (gains)	2	11	(51)	79
Operating income / (loss)	$11,693	$(1,718)	$14,560	$(6,710)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,117)	(441)	(2,207)	(1,362)
Interest income	100	3	112	16
Other income	-	-	-	400
Total other expenses, net	$(1,017)	$(438)	$(2,095)	$(946)

Net income / (loss)	$10,676	$(2,156)	$12,465	$(7,656)

Income allocated to participating securities	(3)	-	(2)	-
Deemed dividend on Series B preferred stock upon exchange of common stock	-	-	(9,271)	-
Deemed dividend to the July warrants’ holders due to triggering of a down-round feature	(22)	-	(22)	-
Dividends on preferred stock	(247)	-	(575)	-

Net income / (loss) attributable to common stockholders	$10,404	$(2,156)	2,595	(7,656)

Earnings/ (Loss) per common share, basic	$0.26	$(0.43)	$0.16	$(1.52)

Earnings / (Loss) per common share, diluted	$0.10	$(0.43)	$0.04	$(1.52)

Weighted average number of common shares, basic	40,725,131	5,032,333	16,570,048	5,024,144

Weighted average number of common shares, diluted	102,821,775	5,032,333	83,354,138	5,024,144

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) (CONTINUING AND DISCONTINUED OPERATIONS)
	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021

Net income / (loss)	$10,676	$(2,156)	$12,465	$(7,656)

Comprehensive income / (loss)	$10,676	$(2,156)	$12,465	$(7,656)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	September 30, 2022	December 31, 2021*
ASSETS	(unaudited)

Cash and cash equivalents	$35,462	$9,574
Advances for vessel acquisitions and other vessels’ costs	5,481	-
Vessels, net	146,002	123,036
Other fixed assets, net	87	151
Other assets	16,656	12,163
Total assets	$203,688	$144,924

LIABILITIES AND STOCKHOLDERS’ EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$68,677	$49,898
Related party financing, net of unamortized deferred financing costs	4,915	-
Other liabilities	3,242	7,677
Total stockholders’ equity	126,854	87,349
Total liabilities and stockholders’ equity	$203,688	$144,924

* The balance sheet data as of December 31, 2021 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$11,761	$207	$10,167	$(1,333)
Net Cash used in Investing Activities	$(30,810)	$(969)	$(34,829)	$(1,840)
Net Cash provided by / (used in) Financing Activities	$41,241	$(1,977)	$50,550	$(5,933)